SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

UNIVERSAL INSURANCE HOLDINGS, INC.
 (Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

91359V107
(CUSIP Number)

Sean P. Downes
Universal Insurance Holdings, Inc.
1110 W. Commercial Blvd., Suite 100
Fort Lauderdale, Florida 33309
Tel: (954) 958-1200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91359V107	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Sean P. Downes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,815,363

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,815,363

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,815,363

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 91359V107	SCHEDULE 13D	Page 3 of 6 Pages

Introductory Note:  This Schedule 13D is being filed by Sean P. Downes pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934 to report that, as of April 16, 2017, Mr. Downes became the beneficial owner of more than 5% of the shares of common stock, par value $0.01 per share (“Common Stock”) of Universal Insurance Holdings, Inc.  Mr. Downes previously reported his beneficial ownership of more than 5% of the Common Stock on a Schedule 13D, last amended on April 2, 2014 (the “Prior Schedule 13D”), and ceased to beneficially own more than 5% of the Common Stock on August 4, 2015, until he again surpassed 5% on April 16, 2017.  This Schedule 13D also reports certain material changes to Mr. Downes’ beneficial ownership between April 2, 2014 and August 4, 2015.

Item 1.	SECURITY AND ISSUER

The information provided herein relates to the common stock, par value $0.01 per share (“Common Stock”) of Universal Insurance Holdings, Inc. (“the Company”). The principal executive office of the Company is located at 1110 West Commercial Blvd., Suite 100, Fort Lauderdale, Florida 33309.

Item 2.	IDENTITY AND BACKGROUND

(a)	Name: Sean P. Downes

(b)	Business Address: c/o Universal Insurance Holdings, Inc., 1110 West Commercial Blvd., Suite 100, Fort Lauderdale, Florida 33309

(c)	Principal Occupation: Chief Executive Officer and Director of the Company

(d)	During the last five years, Mr. Downes has not been convicted in a criminal proceeding.

(e)
During the last five years, Mr. Downes has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States of America
Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Downes acquired the shares of Common Stock reported herein in connection with Mr. Downes’ employment with the Company, including pursuant to an Employment Agreement and related Non-qualified Stock Option Agreements and Performance Share Unit Agreements, each of which is incorporated herein by reference to Exhibits 1 through 7 of this Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

The response to Item 3 is incorporated by reference herein.

Mr. Downes does not presently have any plan or proposal which relates to or would result in any of the following: the acquisition or disposition by any person of additional securities of the issuer; an extraordinary corporate transaction involving the issuer or its subsidiaries; a sale or transfer of a material amount of the issuer’s or its subsidiaries’ assets; any change in the present board of directors or management of the issuer; any material change in the present capitalization or dividend policy of the

CUSIP No. 91359V107	SCHEDULE 13D	Page 4 of 6 Pages

issuer; any other material change in the issuer’s corporate structure; any changes to the issuer’s charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)
As of the date hereof, Mr. Downes may be deemed to beneficially own an aggregate of 1,815,363 shares of Common Stock, which amount includes options to purchase an aggregate of 491,666 shares of Common Stock exercisable within 60 days.  This amount represents approximately 5.2% of the outstanding shares of Common Stock of the Company. The percentage is based on 35,072,667 shares of Common Stock outstanding on April 17, 2017, as reported in the Company’s preliminary proxy, filed with the SEC on April 18, 2017.

In addition, there was a material change in Mr. Downes’ beneficial ownership reported in the Prior Schedule 13D as of December 22, 2014, at which point Mr. Downes may have been deemed to beneficially own an aggregate of 1,855,424 shares of Common Stock, which amount included options to purchase an aggregate of 250,000 shares of Common Stock exercisable within 60 days.  This amount represented approximately 5.4% of the outstanding shares of Common Stock of the Company.  The percentage is based on 34,261,956 shares of Common Stock outstanding as of October 24, 2014, as reported by the Issuer in its Form 10-Q filed with the SEC on October 30, 2014.  On August 14, 2015, and continuing through April 16, 2017, Mr. Downes ceased to beneficially own more than 5% of the Common Stock.

(b)	Mr. Downes has the sole power to vote and to dispose of the shares of Common Stock reported herein.

(c)
On April 16, 2017, options to purchase 75,000 shares of Common Stock became exercisable by Mr. Downes within 60 days.  These options were granted to Mr. Downes pursuant to the Non-qualified Stock Option Agreement dated June 15, 2015, by and between Company and Mr. Downes, incorporated by reference to Exhibit 2 of this Schedule 13D.  No other transactions in the Common Stock have been effected by Mr. Downes in the past 60 days.

Information on the transactions effected by Mr. Downes in the 60 days prior to the material change in Mr. Downes’ beneficial ownership as of December 22, 2014 is available on the Forms 4 filed by Mr. Downes with the SEC on November 14, 2014, December 11, 2014, December 15, 2014 and January 15, 2015. Information on the transactions effected by Mr. Downes in the 60 days prior to him ceasing to beneficially own more than 5% of the Common Stock as of August 14, 2015 is available on the Forms 4 filed August 17, 2015, July 16, 2015 and June 22, 2015.

(d)	The response to Item 5(a) is incorporated by reference herein. This Item 5(d) is not currently applicable.

(e)	This Item 5(e) is not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response to Item 3 is incorporated by reference herein.

CUSIP No. 91359V107	SCHEDULE 13D	Page 5 of 6 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

1.
Non-qualified Stock Option Agreement dated November 12, 2013, by and between Company and Sean P. Downes (incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on February 22, 2013).

	2.	Non-qualified Stock Option Agreement dated June 15, 2015, by and between Company and Sean P. Downes (incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on February 22, 2013).
	3.	Performance Share Unit Agreement dated January 1, 2016, by and between the Company and Sean P. Downes (incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on January 19, 2016).
	4.	Non-qualified Stock Option Agreements dated February 29, 2016, by and between Company and Sean P. Downes (incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on January 19, 2016).
5.
Non-qualified Stock Option Agreement dated January 20, 2017, by and between Company and Sean P. Downes (incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on January 19, 2016).

	6.	Performance Share Unit Agreement dated January 20, 2017, by and between the Company and Sean P. Downes (incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on January 19, 2016).
	7.	Employment Agreement, dated January 12, 2016, by and between the Company and Sean P. Downes (incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on January 19, 2016).

CUSIP No. 91359V107	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: April 26, 2017

/s/ Sean P. Downes
SEAN P. DOWNES